ESCROW ACCOUNT AGREEMENT

Funding Portal	Mainvest Inc., a Delaware corporation, and a Funding Portal registered with FINRA
Funding Agent	Synapse Financial Technologies, Inc., a Delaware corporation ("Synapse"), on behalf of Evolve Bank & Trust, Member FDIC, an Arkansas banking corporation. Synapse executes this Escrow Agreement as an agent of Evolve Bank & Trust, who will be the Escrow Agent for all the purposes set forth herein.
Issuer	Sporty Dog Creations, a corporation, with its principal place of business at 333 N Charles St, Baltimore MD 21201, Baltimore, MD 21201.
Effective Date	04/27/2021
Expiration Date	06/27/2022
Minimum Offering	$25,000
Maximum Offering	$70,000
Funding Portal Fees	6.0% of the total amount raised in the offering.

This Escrow Agreement is made by and between Funding Portal, Synapse and Issuer and effective as of the Effective Date.

Whereas, Issuer has engaged Funding Portal to offer for sale to investors as disclosed in its offering materials, securities pursuant to the Title III of the Jumpstart Our Business Startups (JOBs) Act and exempted from registration, and up to the Maximum Offering described above, on a best effort basis,

Whereas, Issuer desires to establish an Escrow Account in which funds received from prospective investors ("Subscribers") will be held during the Offering, subject to the terms and conditions of this Agreement, and such Subscribers will be required to submit full payment for their respective investments at the time they enter into subscription agreements;

Whereas, Escrow Agent desires to serve as escrow agent for the Subscribers with respect to such Escrow Account in accordance with the terms and conditions set forth herein. This includes, without limitation, that the Escrow Account will be held at Evolve Bank & Trust, Member FDIC, in a separate account.

Now, Therefore, in consideration of mutual promises contained herein, Funding Portal, Issuer and Escrow Agent agrees as follows.

1. Appointment. Issuer and Funding Portal hereby appoint Escrow Agent to serve as Escrow Agent and Escrow Agent hereby accepts such appointment to perform the services as described in this Escrow Agreement.

2. Services. Escrow Agent shall receive all Subscribers payments in connection to a subscription in connection with the Securities, and shall accept, hold, and disburse such funds deposited with it thereon in accordance with the terms of this Escrow Agreement and in compliance with Securities Exchange Act of 1934 Rule 15(c)2-4, Regulation Crowdfunding Rule 303(e), and related SEC guidance and FINRA rules.

3. Deposits. Subscribers funds shall be transferred to the Escrow Account exclusively via ACH debit transactions originated by the Escrow Agent. Escrow Agent shall not invest or commingle with funds of other accounts the funds deposited in the Escrow Account, which shall be a non-interest- bearing account.

> **3.1.** In case of any return of the ACH transaction, Escrow Agent shall notify Funding Portal of such return. The Parties agree that in the case of an ACH return after the disbursement of the funds to Issuer, Issuer shall immediately reimburse Escrow Agent, and Issuer authorizes Escrow Agent to debit its linked bank account, which shall be the same bank account to which the funds were disbursed.

> **3.2.** All funds deposited in the Escrow Account shall remain property of the Subscriber and shall not be subject to any lien or charge by Escrow Agent or by judgement or creditors' claim against Issuer until released or eligible to be released to Issuer as provided herein.

> **3.3.** Escrow Agent shall ledger the Escrow Account to track each Subscriber balance.

4. FDIC Insurance on Escrow Account: The FDIC insurance on the Escrow Account will be limited to a combined total of $250,000 for all deposits held in the same legal ownership with the Escrow Agent.

5. Subscribers' Information. Funding Portal and Escrow Agent will collect at least the following information of each Subscriber: name, date of birth, address, profession, email and phone number.

6. Disbursement of Funds. Escrow Agent shall disburse the funds to Issuer under the conditions provided herein.

> **6.1** Escrow Agent shall only disburse the funds to Issuer after the receipt of a proper:

> > **6.1.1** Notice by Funding Portal in which Funding Portal represents that (i) Issuer received subscriptions in a total amount equal to the Minimum Offering defined above; (ii) to the best of Funding Portal knowledge, after due inquiry and review of its records, Escrow Agent has received funds in full payment for that number of Securities equal to or greater than the Minimum Offering; (iii) such subscriptions have not been withdrawn, rejected or terminated; and (iv) the Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired;

> > **6.1.2** Detailed accounting information kept by Funding Portal of all subscriptions substantiating the Minimum Offering; and

> > **6.1.3** Letter by Funding Portal with the proper payment instructions and Letter signed by Issuer related to the disbursement of funds into Issuer bank account.

> **6.2** Escrow Agent shall not be obligated to disburse the funds in case Escrow Agent reasonably believes that (i) it hasn't received payments in an amount at least equal to the Minimum Offering have not been deposited or (ii) any of the information or documents described in this Section are incorrect or incomplete.

6.3 The disbursement shall be initiated by Escrow Agent no later than two (2) days after the receipt by Escrow Agent of all documents described in this Section. Additional disbursement requests made after the Minimum Offering disbursement request shall also be initiated no later than two (2) days after such request. Escrow Agent shall disburse the funds via ACH credit or via wire transfer to the Issuer bank account.

7. Rejection of Any Subscription or Termination of the Offering. No later than three (3) business days after receipt by Escrow Agent of written notice (i) from Issuer that the Issuer intends to reject a Subscriber's subscription, (ii) from Issuer or Funding Portal that there will be no sale of Securities to Subscribers, or (iii) from the Securities and Exchange Commission or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least twenty (20) days, Escrow Agent shall pay to the applicable Subscriber(s), by ACH credit or wire transfer, the amount of the payment made by each Subscriber.

8. Expiration of Offering Period. Notwithstanding anything to the contrary contained herein, if Escrow Agent does not receive a request for Disbursement of funds on or before the Expiration Date, Escrow Agent shall, within three (3) business days after such Expiration Date and without any further instruction or direction from Funding Portal or Issuer, return to each Subscriber, by ACH credit or wire transfer, the amounts paid made by such Subscriber.

9. Compensation. The Parties agree that, due to separate agreements in which the Parties outline the relationship between the Parties, including, but not limited to, the establishment of Escrow Accounts, the Escrow Agent shall not receive any additional fees for this Agreement.

10. Funding Portal Fees. The Parties agree that, in any disbursement to the Issuer, Escrow Agent shall deduct Funding Portal Fee, in the percentage defined above, which shall be transferred by Escrow Agent via ACH credit or wire transfer to Funding Portal's bank account.

11. Suspension of Performance. Escrow Agent may (i) suspend the performance of its obligations or (ii) refuse to disburse any amount to Issuer or Subscriber, if:

11.1 There is a dispute between Issuer, Funding Portal, Escrow Agent and/or a Subscriber or any person in respect to the amounts deposited in the Escrow Account; or

11.2 Escrow Agent is unable to determine, to Escrow Agent's reasonable satisfaction, the proper disposition of all or any portion of the funds in the Escrow Account or Escrow Agent's proper actions with respect to its obligations hereunder.

11.3 Escrow Agent shall have no liability to Funding Portal, Issuer, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the funds in the Escrow Account or any delay in or with respect to any other action required or requested of Escrow Agent.

12. Representations and Warranties.

12.1 Issuer represents and warranties to Escrow Agent that:

12.1.1 It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

12.1.2 This Agreement has been duly approved by all necessary actions, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes its valid and binding agreement enforceable in accordance with its terms.

12.1.3 The execution, delivery, and performance of this Agreement is in accordance with the agreements related to the Offering and will not violate, conflict with, or cause a default under its articles of incorporation, bylaws, management agreement or other organizational document, as applicable, any applicable law, rule or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement, including the agreements related to the Offering, to which it is a party or any of its property is subject.

12.1.4 The Offering shall contain a statement that Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

12.2 Funding Portal represents and warranties to Escrow Agent that:

12.2.1 It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

12.2.2 It has a reasonable basis for believing that (i) the Issuer complies with the requirements in Securities Act Section 4A(b) and the related requirements in Regulation Crowdfunding; and (ii) the Subscribers have complied with the applicable investment limits under same.

13. Standard of Care, Limitation of Liability: Escrow Agent agrees to perform its duties to the standard of a professional custodian and shall be liable to Issuer or Subscribers only for claims, losses, liabilities, and expenses that have been determined by a court of competent jurisdiction to have been caused by the gross negligence or willful misconduct of Escrow Agent, unless the claims, losses, liabilities, and expenses are shown to have resulted from Issuer's or Funding Portal's actions or Escrow Agent's reasonably following an instruction from Issuer or Funding Portal.

13.1 Issuer shall have no liability for acting on instructions from Subscriber and/or Funding Portal accepted or interpreted by Escrow Agent in good faith according to the terms of this Agreement, declining to act on instructions whose authenticity or accuracy cannot be verified to Escrow Agent's satisfaction, or not acting on instructions not actually received.

13.2 Except as required by applicable law, Escrow Agent shall have no liability to Issuer or Funding Portal if Escrow Agent is unable to complete a transaction for any reason beyond its control. Except as otherwise expressly provided in this Agreement or as otherwise required by applicable law, Escrow Agent, any affiliates, and the parties with whom Escrow Agent and its affiliates contract in order to offer the Escrow Account and related services are neither responsible nor liable for any indirect, incidental, consequential, special, exemplary, or punitive damages arising out of or relating in any way to the Escrow Account, any products or services purchased using Escrow Account, or this Agreement (as well as any related or prior agreement Issuer or Funding Portal may have had with Escrow Agent).

14. No Warranty of Availability or Uninterrupted Use: From time to time, services related to the Services and the Account may be inoperative. When this happens, Issuer or Funding Portal may be unable to access the Website, and Issuer or Funding Portal may be unable to use the Account or obtain information about the Account. Please notify us if Issuer or Funding Portal have any problems using the Account or Website. Issuer and Funding Portal agree that we will not be responsible for temporary interruptions in service due to maintenance, website changes, or failures, nor shall we be liable for extended interruptions due to failures beyond our control, including but not limited to the failure of interconnecting and operating systems, computer viruses, forces of nature, labor disputes and armed conflicts.

15. Indemnification of Escrow Agent: Issuer and Funding Portal shall indemnify and defend Escrow Agent and its officers, directors, employees, agents, and representatives, and hold each of them harmless, against suit, judgment, asserted claim, demand, excise taxes, claims, liabilities or losses, including fees of counsel, interest and other expenses, arising directly or indirectly from Issuer's and/or Funding Portal's breach of Issuer's and/or Funding Portal's obligations under this Agreement or those arising from the instructions or actions of Issuer, Funding Portal or of third parties whom Issuer or Funding Portal has permitted to direct, manage, view or otherwise act or omit to act in connection with the Account. If the Escrow Agent or its officers, directors, employees, agents or representatives is entitled to indemnification against a claim under this Agreement, it shall give Issuer and Funding Portal prompt notice of the claim and any further pleadings, communication or other information connected with it. Issuer and Funding Portal shall defend the Escrow Agent, and its officers, directors, employees, agents, and representatives, or pay for the cost of its defense, as the Escrow Agent or its officers, directors, employees, agents or representatives shall elect. The parties shall cooperate for the cost-effective defense of the claim, and the Escrow Agent and its officers, directors, employees, agents and representatives shall not settle any claim for which indemnification is demanded without the consent of Issuer and Funding Portal.

16. Compliance with Court Orders. Escrow Agent is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Funds in the Escrow Account, without determination by Escrow Agent of such court's jurisdiction in the matter. In any such event, Escrow Agent is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if Escrow Agent complies with any such order, writ, judgment or decree, Escrow Agent shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, Escrow Agent shall provide the Issuer and Funding Portal with immediate notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

17. Governing Law: This Agreement shall be governed by the laws of the State of Tennessee.

18. Alternative Dispute Resolution (Arbitration Statement): Any claim, dispute, or controversy ("Claim") arising out of or relating in any way to: i) this Agreement; ii) the Escrow Account or Services; iii) Funding Portal's or Issuer's use of the Services; iv) the amount of funds in the Escrow Account; v) advertisements, promotions or oral or written statements related to the Escrow Account or Services; vi) the benefits and services related to the Escrow Account or Services; or vii) transactions made using Escrow Account or Services, no matter how described, pleaded or styled, shall be FINALLY and EXCLUSIVELY resolved by binding individual arbitration conducted by the American Arbitration Association ("AAA") under its Consumer Arbitration Rules. This arbitration agreement is made pursuant to a transaction involving interstate commerce and shall be governed by the Federal Arbitration Act (9 U.S.C. 1-16). The arbitration shall occur in Shelby County, Tennessee.

18.1 ARBITRATION OF THE CLAIM IS MANDATORY AND BINDING. NEITHER PARTY WILL HAVE THE RIGHT TO LITIGATE THAT CLAIM THROUGH A COURT. IN ARBITRATION, NEITHER PARTY WILL HAVE THE RIGHT TO A JURY TRIAL OR TO ENGAGE IN DISCOVERY, EXCEPT AS PROVIDED FOR IN THE AAA CODE OF PROCEDURE.

18.2 For a copy of the procedures, to file a Claim or for other information about this organization, contact it at: AAA, 335 Madison Avenue, New York, NY 10017, or at www.adr.org.

18.3 All determinations as to the scope, interpretation, enforceability and validity of this Agreement shall be made final exclusively by the arbitrator, which award shall be binding and final. Judgment on the arbitration award may be entered in any court having jurisdiction.

18.4 NO CLASS ACTION, OR OTHER REPRESENTATIVE ACTION OR PRIVATE ATTORNEY GENERAL ACTION OR JOINDER OR CONSOLIDATION OF ANY CLAIM WITH A CLAIM OF ANOTHER PERSON OR CLASS OF CLAIMANTS SHALL BE ALLOWABLE.

18.5 This arbitration provision shall survive: i) the termination of the Agreement; ii) the bankruptcy of any party; iii) any transfer, sale or assignment of the Escrow Account, or any amounts owed on the Escrow Account, to any other person or entity; or iv) closing of the Escrow Account. If any portion of this arbitration provision is deemed invalid or unenforceable, the remaining portions shall remain in force.

19. Survival: All provisions of this Agreement shall survive the termination of this Agreement or closure of the Escrow Account by either party for actions arising in connection with this Agreement or the Escrow Account(s).

SIGNATURE OF ISSUER

By: Lashauna Jones

Title: Owner